Current Offerings



Yayoi Kusama (1929)

Pumpkin (1993)



Yayoi Kusama (b. 1929, Japan) is one of the most widely recognized and important Contemporary Artists working today.

INVESTMENT THESIS

Price Appreciation of Similar Works

29.3%

Appraised Value

N/A

Initial Offering

$3,114,000

Similar Sales


$3.5m
$2.7m
$1.8m
$0.9m
$0.0
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00
03
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18

Investment Overview

Offering Circular	sec.gov/edgar
Auction History	significant 32 years
2020 Auction Sales	significant $65,814,064
Repeat Sales	view

30% Progress

INVEST NOW

DEAL SHEET

WHY WE LIKE THIS PAINTING

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- Japanese artist Yayoi Kusama's successful career spans several decades. In recent years, Kusama has become a pop culture phenomenon due to collaborations with high caliber brands including Louis Vuitton and Veuve Clicquot, as well as her mainstream Infinity Rooms.
- The record price for Kusama's pumpkin paintings is held by Pumpkin (Twpot) (2010), which sold for $6,937,550 in 2019.
- Masterworks evaluated more than 50 pumpkin paintings and sculptures before agreeing to purchase Pumpkin (1993), based on the quality, color, scale, composition, and price.
- Similar paintings have appreciated by 29.3% per year.
- In addition to being collected by major museums globally, Kusama has an eponymous museum in Tokyo dedicated to her work.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2020 Auction Sales	2020 Number of Lots Sold
$65,814,064	623

YAYOI KUSAMA

b. 1929, JAPAN



THE PAINTING

Pumpkin, 1993

Acrylic on canvas.
29 × 36 in. (73 × 91 cm.)

Offering Circular: sec.gov/edgar

ANNUAL APPRECIATION OF SIMILAR WORKS[1]

29.3%

INITIAL OFFERING

$3,114,000



Yayoi Kusama (b. 1929, Japan) is one of the most widely recognized and important Contemporary Artists working today.

Masterworks has agreed to acquire the Painting entitled "Pumpkin", which measures at 29 inches by 36 inches, in a privately negotiated transaction from an auction house on February 17, 2021. The Painting features one of Yayoi Kusama's most iconic motifs: the pumpkin. The Painting is a striking example of the immaculate detail that the artist attributes to her work, and features a bright yellow pumpkin with a slightly curved stem, against a black background patterned with yellow triangular outlines. At a medium scale, the Painting's presence is felt through the high contrast of the palette and precise execution of the work. In the artist's words, she confronts the 'spirit of the pumpkin' in these paintings, which have become among the most commercially desirable within her body of work.

As of March 12, 2021, the artist's top records at auction for pumpkin paintings are led by large examples, with the orange "Pumpkin (Twpot)" (2010), which sold for HK$54,460,000 ($6,937,550) in 2019, the yellow "Pumpkin" (1990), which sold for TW$198,560,000 ($6,295,343) in 2019 and the yellow "A-PUMPKIN-SPW" (2014), which sold for HK$38,650,000 ($4,985,888) in 2020. The subject, color, execution and year of the Painting make it a particularly commercial and desirable work by the artist.

Yayoi Kusama (b. 1929, Japan) is one of the most prolific artists living today. Since the 1950s, Kusama has worked actively in various media, including performance, painting, sculpture and immersive installations. Kusama was born in Matsumoto, Japan, and created art at an early age as a way to engage with her mental illness.

When Kusama moved to New York around 1957, the artist focused on abstraction and soon, her famed "Infinity Nets" series developed and garnered recognition. In 1960, Kusama's work was introduced on the European stage at an international contemporary art exhibition on monochrome painting at the Städtisches Museum in Germany, alongside the works of Mark Rothko, Yves Klein, Lucio Fontana, and Günther Uecker. Despite her growing international success and popularity, Kusama returned to Japan permanently in 1975, and committed herself to a psychiatric hospital in 1977, where she has since lived in permanent residence. As of March 12, 2021, she continues her robust studio practice, and is represented by a number of major galleries, including David Zwirner Gallery, Victoria Miro Gallery, and Gagosian Gallery. Yayoi

Kusama's works are included in important permanent collections, such as the Museum of Modern Art in New York, the Broad Museum in Los Angeles, the Hirshhorn Museum in Washington, D.C., the Tate Modern in London, as well as the artist's eponymous museum in Tokyo, and many more. As of March 12, 2021, Kusama's auction records are led by "Interminable Net #4" (1959), which sold on April 1, 2019 for HK$62,433,000 ($7,953,215), "White No. 28" (1960), which sold on November 12, 2014 for $7,109,000 and "No. Red B" (1960), which sold on October 4, 2015 for HK$54,520,000 ($7,033,080).

AUCTION RESULTS FOR SIMILAR WORKS[2]


$4M
$3M
$2M
$1M
1997
1998
2000
2002
2004
2006
2007
2009
2011
2013
2015
2016
2018
2020



“*Every time I have had a problem—*

I HAVE CONFRONTED IT WITH THE AX OF ART.”

Portrait of Yayoi Kusama in costume in front of pumpkin painting, photo: Noriko Takasugi






yayoi Kusama
1993

Signed, titled and dated on the reverse: Yayoi Kusama, 1993 and inscribed in Japanese: "Pumpkin".

Kusama's artwork populated handbags, clothes and accessories as part of a 2012 collaboration with Louis Vuitton. To coincide with the launch of the collection, stores across the globe were transformed.



1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart capture the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Yayoi Kusama with the following criteria: single pumpkin paintings that are between 20 inches by 20 inches and 40 inches by 40 inches. Sales of paintings where the data was incomplete, and the price realized was unavailable were excluded from the comparative set. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Although the paintings in the comparables set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of comparable transactions have increased at an estimated 29.3% CAGR implied from selected sales occurring from November 18, 1997 to July 19, 2020.

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